U.S. SECURITIES & EXCHANGE COMMISSION

               WASHINGTON, D.C. 20549

                    FORM 12B-25
     NOTIFICATION OF LATE FILING             SEC FILE NUMBER
                                             [0-20848]

                                             CUSIP NUMBER
                                             [91359C 307]

[x]Form 10-K and Form 10-KSB  [ ]Form 20-F  [ ]Form 11-K
[]Form 10-Q and 10-QSB [ ]Form N-SAR

     For Period Ended: April 30, 1997
_____________________________________________________________________

Part I-Registrant Information
_____________________________________________________________________

Universal Heights, Inc.
19589 N.E. 10th Avenue
Miami, Fl 33179
_____________________________________________________________________

Part II-Rules 12b-25 (b) and (c)
_____________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [x]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [x]

     (c) The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.
____________________________________________________________________

Part III-Narrative
____________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

The Company was not able to complete the preparation of the Form 10-K on a timely basis because the Company has been devoting a significant amount of its time and resources towards negotiations in respect of a transaction which management believes will have a significant impact on the Company, including its current financial position.

____________________________________________________________________

Part IV-Other Information
___________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification:

Bradley I. Meier         305-653-4274

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                      [x]Yes    [  ]No

(3) Is it anticipated that any significant change in results of opera-tions from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                      [ ]Yes    [x]No


Universal Heights, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 25, 1997           By: ____________________
                                  Bradley I. Meier
                                  President & CEO